February 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Brian McAllister
Shannon Buskirk
John Coleman
Anuja Majmudar
Irene Barberena-Meissner

Re:	Namib Minerals, as Registrant (CIK No. 0002026514)
Greenstone Corporation, as Co-Registrant (CIK No. 0002034129)
Amendment No. 2 to the Registration Statement on Form F-4, Filed February 4, 2025
Staff Comment Letter Dated February 18, 2025

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Namib Minerals, a foreign private issuer and exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), and its co-registrant, Greenstone Corporation, a foreign private issuer and exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Co-Registrant” or “Greenstone” and, together with the Company, the “Registrants”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Registrants’ Amendment No. 2 to the Registration Statement on Form F-4, filed with the Commission on February 4, 2025 (the “Registration Statement”), as set forth in your letter dated February 18, 2025 addressed to Ibrahima Tall and Tulani Sikwila (the “Comment Letter”). In submitting this response, the Registrants are concurrently filing publicly with the Commission, electronically via EDGAR, Amendment No. 3 to the Registration Statement on Form F-4 (the “Amendment No. 3”), which includes changes that reflect responses to the Staff’s comments, as well as other updates to the disclosure and including the preliminary proxy card for the shareholders meeting to be scheduled for March 20, 2025 or as soon thereafter as possible.

The Registrants advise the Staff that they seek to finalize the review process as soon as practicable with a view to seeking effectiveness of the Registration Statement during the week of February 24, 2025 in light of the upcoming shareholders meeting.

The headings and numbered paragraphs of this letter correspond to those contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein in italics, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses below refer to the Amendment No. 3.

Concurrent with the filing of this response letter, the Company is submitting a request for confidential treatment pursuant to Rule 83 under the Securities Act of 1933, as amended, with respect to certain supplemental information provided to the Staff in accordance with Rule 418 under such act to assist in the Staff’s understanding of the Company’s responses below.

Greenberg Traurig, LLP ▪ Attorneys at Law ▪ WWW.GTLAW.COM
1840 Century Park East, Suite 1900 ▪ Los Angeles, California 90067-2121 ▪ Tel 310.586.7700 ▪ Fax 310.586.7800

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 25, 2025

Amendment No. 2 to Registration Statement on Form F-4

Greenstone Corporation Financial Statements

3.3 Property and equipment, page F-108

1.	We have reviewed your response to comment 9. Please provide the following information to support your analysis and conclusions:

•	Clarify the quality of the inferred resource estimates by detailing the proximity of inferred resources to related upgraded categories of measured and indicated resources.

Response: We have provided the Staff with certain confidential supplemental information depicting longitudinal sections. The indicated resources denoted in brown color sit below the measured resources denoted in green color, while the inferred resources (32L - 36L) denoted in yellow color sit directly below the indicated resources.

•	Identify when the inferred resources that are included in your life of mine plan are expected to be extracted. If over multiple years, provide the amounts expected to be extracted over each year.

Response: For the inferred resources expected to be extracted over the life of mine (“LOM”) from 2024 through 2032, we have provided confidential information supplementally to the Staff in response to this comment. Please note that the inferred resources planned for extraction are first converted to reserves through exploration drilling and development before they are brought into production.

•	Provide your historical rates of converting inferred resources to indicated resources for the past five years and demonstrate your history of economic recovery of inferred resources during the same period. Specifically, explain how you established a basis of adequate geological evidence in order to include the inferred resource estimates within certain mining blocks identified in the table of 9.d) that appear have lower conversion percentages.

Response: We have provided confidential information supplementally to the Staff in response to this comment, including tables that show (i) first, the extractable inferred resources that converted to indicated resources and (ii) second, the same inferred resources that have been converted to reserves over the past five years. In particular, we ask the Staff to note that 100% of the reserves were extracted. Table 9d, which is referenced in the Staff’s comment, demonstrates the historical conversions from total in situ inferred resource to reserve over the past 12 years, from 2011 to 2023. In that table, the 81% figure was the average conversion factor to reserves of all mining blocks, including the ones that have a low conversion rate.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 25, 2025

•	Compare the amount of inferred resources planned to be mined to the amount of inferred resources that you actually mined for the past five years, to the extent available.

Response: The Company asks the Staff to note that we plan to extract 100% of our inferred resource estimate (after taking into account a structural discount factor of 72%). The second table referenced in the prior response demonstrates tonnage that was planned to be mined from the inferred resources over that past five years. Since 100% of reserves in this table were extracted, the table reflects the amount actually extracted.

•	Explain in further detail the estimation methodologies employed and geologic data considered in determining inferred resources with reasonable certainty to include them in your resource and reserve base. Please include details such as drill hole spacing and differences in confidence levels between the inferred versus indicated categories.

Response: The Company advises the Staff that the mine's inferred resources are not based on drill holes. The mine applies a geological extrapolation methodology to estimate inferred resources from drill indicated resources which are projected beyond an indicated mineral resource block where continuity is assumed but not yet verified. Confidence is derived from the historically predictable orebodies in the How Mine over a combined orebodies strike of 500m due to similar geometry, a robust geological structure that hosts the mineralization, and from the consistent performance of the orebodies' combined conversion rate obtained from reconciliation of extracted tonnage to previously extrapolated inferred resource tonnage. As shown in the longitudinal sections in the response above and provided supplementally to the Staff, mining activities were on blocks above 24L, with inferred resources lying below 24L to 31L. In 2018, mining was at 28L, the inferred resource between 30L and 36L, with the 26L to 24L mining lift having been mined out. Superimposing the two longitudinal sections indicates that the mined-out area lies within the previously inferred zones. The same can be demonstrated on preceding years from the surface. Within the mining cycle, the inferred resources are assessed and upgraded annually to indicated resources, as appropriate, followed by development and orebody delineation to convert to reserve before extraction commences.

Consistent with International Accounting Standards (IAS) 16.61, the Company reassesses and updates its LOM calculation for financial reporting purposes annually based on a consistent methodology, utilizing the relevant information that is available at the time the assessment is made, including, among other considerations, the then-current projections of orebodies, recent drilling results and resource conversions, assessments of rock stability, and a cost-benefit analysis of the economic benefit to be derived from the underlying assets. Going forward, the Company expects to expand its exploration drilling activity to improve the rate of conversion of inferred resources and, depending on the results of such drilling, simultaneously support the finding of additional resources. The current infrastructure in place allows accessibility to the inferred resources for exploration and development as considered in the LOM calculation. The Company is acquiring two additional core drilling rigs, to complement the already existing ones, to permit exploration operations at even greater depths. One machine has been received, and commissioning is planned for March 2025. In future reporting periods, the Company will continue to update its LOM calculation at least annually based on the most recent information then available. Any change in the LOM estimate will be applied prospectively.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 25, 2025

•	Clarify the apparent inconsistency between the vertical spacing for inferred resources in the technical report of 25m – 75m to the average distance extrapolated of 114m noted in your response. Explain the basis for using 114 m for extrapolation, considering this inconsistency.

Response: The definition as quoted below from the 2023 How Mine Regulation S-K 1300 report shows the extrapolation distances as a minimum of 75m up or down from a known indicated resource. The How Mine underground inferred resources (32L - 36L) were generated by the extrapolation method from a known indicated resource (30L - 32L). The first definition is the one applicable for How Mine underground resources where extrapolation (average 114m for all the orebodies) is made from an indicated resource. The second definition is relevant for surface generated inferred resources. However, the How Mine inventory does not have that category.

o 11.2.3	Inferred Mineral Resources

▪	Inferred Mineral Resources are based on isolated drill core intersections or projection beyond an Indicated Mineral Resource block, where continuity is assumed but not verified (BMC 2023b).

▪	Diamond drilling on a spacing greater than 25 m but less than 75 m on strike, and 38 m down-dip.

▪	All drill holes collar and downhole surveyed.

▪	Projections falling within the geological boundaries of known mineralised zones.

▪	Projection distances to a minimum of 75 m up and down-dip.

▪	No allowance made for geological, or pillar losses.

▪	Grades for the 300N and 400N Inferred Mineral Resource blocks below 30L were derived by extrapolating block grades attained between 26L and 28L.

▪	Grade for blocks below 34L were interpolated from historical performance.

* * * * * * * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 25, 2025

We thank the Staff for its review and consideration of the Registrants’ Registration Statement and the foregoing responses to the Staff’s comments. If the Staff requires any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at Barbara.Jones@gtlaw.com.

Very truly yours,

GREENBERG TRAURIG, LLP

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

Enclosure

cc:	Office of International Corporate Finance, Securities and Exchange Commission
Ibrahima Tall, Chief Executive Officer, Namib Minerals
Tulani Sikwila, Chief Financial Officer, Greenstone Corporation
Siphesihle Mchunu, General Counsel, Namib Minerals
Alan Annex, Greenberg Traurig, LLP
Adam Namoury, Greenberg Traurig, LLP